EXHIBIT 97

ACCELERATE DIAGNOSTICS, INC.
Clawback Policy for the Recovery of Erroneously Awarded Compensation
In accordance with the applicable rules of The Nasdaq Stock Market (the “NASDAQ Rules”), Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (“Rule 10D-1”), the Board of Directors (the “Board”) of Accelerate Diagnostics, Inc. (“Accelerate”) has adopted this Policy (this “Policy”) effective as of December 1, 2023 to provide for the recovery of erroneously awarded Incentive-Based Compensation from Section 16 Officers.
All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Section 2, below.
1.Applicability. This Policy applies to all Incentive-Based Compensation Received by a Section 16 Officer (each as defined below).
2.Definitions. For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.
“Accounting Restatement” means an accounting restatement due to the material noncompliance of Accelerate with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement). An out-of-period of adjustment – when the error is immaterial to the previously issued financial statements, and the correction of the error is also immaterial to the current period – does not trigger a compensation recovery under this Policy because it is not an “accounting restatement”.
“Clawback Eligible Incentive Compensation” means all Incentive-Based Compensation Received by a Section 16 Officer (i) on or after October 2, 2023; (ii) after beginning service as a Section 16 Officer; (iii) who served as a Section 16 Officer at any time during the applicable performance period relating to any Incentive-Based Compensation (whether or not such Section 16 Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to Accelerate); (iv) while Accelerate has a class of securities listed on a national securities exchange or a national securities association; and (v) during the applicable Clawback Period (as defined below).
“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of Accelerate immediately preceding the Restatement Date (as defined below), and if Accelerate changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.
“Erroneously Awarded Compensation” means, with respect to each Section 16 Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.
“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing Accelerate’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in Accelerate’s financial statements or included in a filing with the SEC.
“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
“NASDAQ” means The Nasdaq Stock Market.
“Received” means, with respect to any Incentive-Based Compensation, actual or deemed receipt. Incentive-Based Compensation shall be deemed received in Accelerate’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation to the Section 16 Officer occurs after the end of that period.
For purposes of illustration only, a performance-based stock unit award is made to an executive (i) with the number of units determined at the end of a three-year performance period ending on December 31, 2022 and (ii) subject to continued employment until December 31, 2024. While the executive would not have a non-forfeitable interest in the award until the end of 2024, if an Accounting Restatement was made in 2023 for any of the fiscal years within the three-year Clawback Period (fiscal years 2020, 2021 or

2022), this Policy would require a recalculation of the number of units that will ultimately vest at the end of 2024.

“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of Accelerate authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that Accelerate is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs Accelerate to prepare an Accounting Restatement.
“Section 16 Officer” means each individual who is currently or was previously designated as an “officer” of Accelerate as defined in Rule 16a-1(f) under the Exchange Act, including the president, principal financial officer, principal accounting officer, any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for Accelerate. For the avoidance of doubt, the identification of Section 16 Officer for purposes of this Policy shall include each executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K or Item 6.A of Form 20-F, as applicable, as well as the principal financial officer and principal accounting officer (or, if there is no principal accounting officer, the controller).
1.Recovery of Erroneously Awarded Compensation.
a.In the event of an Accounting Restatement, Accelerate will reasonably promptly recover the Erroneously Awarded Compensation Received in accordance with NASDAQ rules and Rule 10D-1 as follows:
a.After an Accounting Restatement, the Compensation and Nominating Committee (if composed entirely of independent directors, or in the absence of such a committee, a majority of independent directors serving on the Board) (the “Committee”) shall determine the amount of any Erroneously Awarded Compensation Received by each Section 16 Officer and shall promptly notify each Section 16 Officer with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable.
For Incentive-Based Compensation based on (or derived from) Accelerate’s stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:
a.The amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on Accelerate’s stock price or total shareholder return upon which the Incentive-Based Compensation was Received; and
b.Accelerate shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to NASDAQ.
a.The Committee shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances.
Accelerate shall pursue the recovery of the compensation subject to this Policy reasonably promptly, using an appropriate balance of cost and speed in determining the appropriate means to seek recovery. Accelerate may establish a deferred payment plan that allows repayment by a Section 16 Officer as soon as possible without unreasonable economic hardship to the Section 16 Officer, depending on the particular facts and circumstances. A deferred repayment plan would generally not be a prohibited personal loan, but unpaid amounts would be subject to disclosure under Item 402 of Regulation S-K.
Notwithstanding the foregoing, except as set forth in Section 3(b) below, in no event may Accelerate accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of a Section 16 Officer’s obligations hereunder.
a.To the extent that the Section 16 Officer has already reimbursed Accelerate for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by Accelerate or applicable law, such reimbursed amount will to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.
b.To the extent that a Section 16 Officer fails to repay all Erroneously Awarded Compensation to Accelerate when due, Accelerate shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Section 16 Officer. The applicable Section 16 Officer shall be required to reimburse Accelerate for any and all expenses reasonably incurred (including legal fees) by Accelerate in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

a.Notwithstanding anything herein to the contrary, Accelerate shall not be required to take the actions contemplated by Section 3(a) above if the Committee determines that recovery would be impracticable and any of the following two conditions are met:
a.The Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, Accelerate must make a reasonable attempt to recover the Erroneously Awarded Compensation, document such attempt(s), and provide such documentation to NASDAQ; or
b.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of Accelerate, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.
1.Disclosure Requirements. Accelerate shall file all disclosures with respect to this Policy required by applicable U.S. Securities and Exchange Commission (“SEC”) filings and rules.
2.Prohibition of Indemnification. Accelerate shall not insure or indemnify any Section 16 Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy; or (ii) any claims relating to Accelerate’s enforcement of its rights under this Policy.
3.No Exemption. Accelerate shall not enter into any agreement that exempts any Incentive-Based Compensation that is granted, paid or awarded to a Section 16 Officer from the application of this Policy or that waives Accelerate’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).
Each Section 16 Officer shall sign a return a copy of the Attestation and Acknowledgement attached to this Policy as Exhibit A before any Incentive-Based Compensation is Received by such Section 16 Officer.
1.Administration and Interpretation. This Policy shall be administered by the Committee, and any determinations made by the Committee shall be final and binding on all affected individuals. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy and for Accelerate’s compliance with NASDAQ Rules, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or NASDAQ promulgated or issued in connection therewith.
2.Amendment; Termination. The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. Notwithstanding anything in this Section 7 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by Accelerate contemporaneously with such amendment or termination) cause Accelerate to violate any federal securities laws, SEC rule or NASDAQ rule.
3.Other Recovery Rights. This Policy shall be binding and enforceable against all Section 16 Officers and, to the extent required by applicable law or guidance from the SEC or NASDAQ, their beneficiaries, heirs, executors, administrators or other legal representatives. The Board intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensation plan or any other agreement or arrangement with a Section 16 Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Section 16 Officer to abide by the terms of this Policy.
Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to Accelerate under applicable law, regulation or rule or pursuant to the terms of any policy of Accelerate or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.
Secretary’s Certificate

This Accelerate Diagnostics, Inc. Clawback Policy for the Recovery of Erroneously Awarded Compensation was unanimously approved by the Board at its meeting on November 8, 2023.

/s/ Davide Patience
David Patience, Secretary

Exhibit A

ACCELERATE DIAGNOSTICS, INC.
Clawback Policy for the Recovery of Erroneously Awarded Compensation
Attestation and Acknowledgement
By my signature below, I acknowledge and agree that:
I have received and read the attached Clawback Policy for the Recovery of Erroneously Awarded Compensation (the “Policy”).
I hereby agree to abide by all of the terms of this Policy both during and after my employment with Accelerate, including, without limitation, by promptly repaying or returning any Erroneously Awarded Compensation to Accelerate as determined in accordance with the Policy.

Signature Date

Name